FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September 30, 2003

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX COMPLETES MBI 594AN PHASE IIb ACNE TRIAL

Results Expected In 5-8 Weeks

Vancouver, BC, CANADA – September 30, 2003 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF), a developer of anti-infective drugs, has completed treatment of all patients in its Phase IIb clinical trial of          MBI 594AN, a novel, antimicrobial peptide under development for the treatment of acne. More than 250 patients were enrolled in the trial. Results of the Phase IIb study are expected to be available in 5-8 weeks.

About the Phase IIb Trial

The Phase IIb trial is a randomized, double-blind, vehicle (placebo)-controlled, dose-ranging efficacy study in acne patients treated twice daily for 12 weeks with either the placebo or one of two dose levels of MBI 594AN (2.5% and 1.25%). The trial was conducted at 9 centers in the United States.  The activity of MBI 594AN will be assessed based on reduction of acne lesion counts and Physician’s Global Assessment of each patient during the study. The primary endpoint in the study is a reduction in inflammatory lesions. In addition, the safety and local tolerability of the drug will be assessed.

Background on Acne

It is estimated that 45 million people in the United States have acne, which is the most common skin disorder of adolescence and early adulthood (ages 15-24 years) with a prevalence of approximately 85%. The U.S. market for prescription acne medications was approximately $1.2 billion in 2001 and is forecasted to increase to $1.9 billion by 2006.  Prescription medications available for the treatment of acne in the U.S. can be divided into topical therapies (approximately a $600 million market) and systemic (oral) therapies (approximately a $600 million market). Generally, mild to moderate cases are treated with topical medications, with more severe cases being treated with systemic or a combination of topical and systemic therapies. The global market for prescription anti-acne products reached $2.0 billion in 2001 and is forecast to reach revenues of $3.3 billion in 2006.

Prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids, and drugs that affect hormone levels.  Problems exist with most of these treatment options.  Antibiotics are not as useful as they once were as Propionibacterium acnes (P. acnes), the bacteria most commonly associated with acne, has developed resistance to many antibiotics.  A significant market opportunity exists for an innovative, effective, and safe topical agent that has no side effects and avoids the problem of antibiotic resistance.

Previous Clinical Trial Results Phase IIa Study

In a six-week randomized, double-blind study in 75 acne patients, with twice-daily dosing, using either one of two formulations of MBI 594AN (2.5% and 5%) or the product’s alcohol-based vehicle alone (“placebo”). The trial was designed to provide an indication of efficacy (proof of concept) and to assess safety and tolerability, without being powered for statistical significance. In summary, the data showed:

  Approximately a 44% and 41% reduction in inflammatory acne lesion counts in MBI 594AN 2.5% and 5% treated groups respectively, compared with 24% for the placebo group.

  Approximately a 31% and 25% reduction in total acne lesion counts (inflammatory and non-inflammatory lesions combined) in the MBI 594AN 2.5% and 5% treated groups respectively, compared with approximately a 14% reduction for the placebo. The MBI 594AN 2.5% result was statistically significant, in spite of the small study size and not being powered for statistical significance.

  No discernible dose response: MBI 594AN 2.5% was as effective as MBI 594AN 5%.

  Well tolerated: there were no serious drug-related adverse events.  Dryness of the skin was reported as the most common side effect.

Micrologix Biotech Inc.

September 30, 2003

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company’s focus is toward anti-infective drug development with three product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Shayne Payne/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix obtaining results of the Phase IIb clinical trial of MBI 594AN in 5-8 weeks. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: early stage of development; technology and product development; dependence on and management of current and future corporate collaborations; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ Jonathan Burke

(Signature)

Jonathan Burke, Director

Date: September 30, 2003